-FOR IMMEDIATE RELEASE-

GALIL MEDICAL, AN ELRON GROUP COMPANY ANNOUNCES TERM
SHEET FOR NEW FINANCING OF $40 MILLION

Tel Aviv, November 22 , 2006 – Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) today announced that Galil Medical Ltd., currently approximately 40% held by Elron directly and indirectly through its subsidiary, RDC-Rafael Development Corporation Ltd., has signed a detailed Term Sheet with new investors. The new investors, led by Thomas, McNerney & Partners and The Vertical Group, both leading U.S. venture capital funds, will invest $40 million in Galil Medical. As part of and in addition to the financing round, approximately $4 million of existing shareholders loans will be converted into shares of Galil Medical. In addition, the new investors will purchase shares from certain existing shareholders of Galil Medical, including RDC, for approximately $8 million.

The completion of the transaction is subject to execution of definitive documentation and certain conditions precedent and there is no assurance that the transaction will be completed. As a result of the transaction, if completed, Elron’s direct and indirect holding in Galil Medical will decrease to approximately 21% on an outstanding basis.

Galil Medical develops, manufactures and markets an innovative cryotherapy platform incorporating powerful freezing technology and proprietary needle design for minimally invasive treatments for various clinical applications. Galil Medical’s cryotherapy systems have been used worldwide for the treatment of prostate and kidney cancer. The company’s Next generation systems are being developed for women’s health conditions and liver, lung and bone cancer.

Elron Electronic Industries Ltd., a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits senior management teams. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, semiconductors and clean technology. For further information, please visit www.elron.com
Company Contact:

Rinat Remler, Vice President & CFO

Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.)